FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-11

Sent: Friday, September 17, 2021 8:31 AM
Subject: BMARK 2021-B29 -- Price Guidance (Public)(external)

BMARK 2021-B29 -- Price Guidance (Public)(external)

$925.091mm Fixed Rate CMBS Offering

Co-Lead Managers and Joint Bookrunners:	Goldman Sachs & Co. LLC, Citigroup, JP Morgan, and Deutsche Bank Securities
Co-Managers:	Academy Securities and Drexel Hamilton

	Expected Ratings					U/W NOI	Price	Expected
Class	S&P/Fitch/KBRA	Size($mm)	WAL(yr)	C/E	LTV	Debt Yld	Guidance	$px
A-1	AAA(sf)/AAAsf/AAA(sf)	20.710	2.71	30.000%	39.3%	15.1%	S+18a	100-00
A-2	AAA(sf)/AAAsf/AAA(sf)	78.526	4.96	30.000%	39.3%	15.1%	S+42a	103-00
A-3	AAA(sf)/AAAsf/AAA(sf)	177.306	6.91	30.000%	39.3%	15.1%	S+62a	103-00
A-4#	AAA(sf)/AAAsf/AAA(sf)	149.000	9.76	30.000%	39.3%	15.1%	LCF-2bps	101-00
A-5#	AAA(sf)/AAAsf/AAA(sf)	295.684	9.88	30.000%	39.3%	15.1%	S+65a	103-00
A-SB	AAA(sf)/AAAsf/AAA(sf)	24.171	7.34	30.000%	39.3%	15.1%	S+53a	103-00
A-S	AA+(sf)/AAAsf/AAA(sf)	74.540	9.93	23.000%	43.2%	13.8%	S+87a	103-00
B	NR/AA-sf/AA+(sf)	51.912	9.96	18.125%	45.9%	12.9%	S+105a	100-00
C	NR/A-sf/A+(sf)	53.242	9.96	13.125%	48.7%	12.2%	S+135a	100-00

# Final A-4 and A-5 class sizes subject to change.  The A-4 could range from $0mm to $149mm; the A-5 could, in turn, range from $295.684mm to $444.684mm.

Please see footnote (6) in the attached term sheet for a discussion of the corresponding WALs and principal windows.

Collateral Summary

Initial Pool Balance:	$1,120,898,925
Number of Mortgage Loans:	47
Number of Mortgaged Properties:	90
Average Cut-off Date Mortgage Loan Balance:	$23,848,913
Weighted Average Mortgage Interest Rate:	3.32263%
Weighted Average Remaining Term to Maturity Date/ARD (mos):	109
Weighted Average Remaining Amortization Term (mos):	352
Weighted Average Cut-off Date LTV Ratio:	56.1%
Weighted Average Maturity Date/ARD LTV Ratio:	53.3%
Weighted Average Underwritten DSCR Ratio:	2.94x
Weighted Average Debt Yield on Underwritten NOI:	10.6%
% of Mortgage Loans with Mezzanine Debt:	9.99%
% of Mortgage Loans with Subordinate Debt:	18.8%
% of Mortgage Loans with Preferred Equity:	0.0%
% of Mortgage Loans with Single Tenants:	26.9%

Property Type:	30.1% Retail, 22.8% Office, 17.2% Multifamily,
13.5% Mixed Use, 9.7% Industrial
2.8% Self Storage, 1.7% Hospitality

Top 2 States:	New York (28.6%), Texas (15.8%)

Anticipated Timing

Anticipated Pricing:   Late Week of September 13th

Anticipated Closing:   September 30, 2021

Contacts

JPM SPG SYNDICATE CONTACTS

JENNIFER KORNBLAU 212-834-4154

KAILIN TWOMEY 212-834-4154

JPM CMBS BANKING CONTACTS

KUNAL SINGH 212-834-5467

DWAYNE MCNICHOLAS 212-834-9328

HARRIS RENDELSTEIN 212-834-6737

JPM CMBS TRADING DESK CONTACTS

AVINASH SHARMA 212-834-3111

DERRICK FETZER 212-834-3111

DEUTSCHE BANK TRADING DESK CONTACT

RYAN HORVATH 212-250-5149

DAN PENN 212-250-5149

CITIGROUP SYNDICATE DESK CONTACTS

RAUL OROZCO 212-723-1295

MATT PERRY 212-723-1295

GOLDMAN SACHS CMBS BANKING CONTACTS

LEAH NIVISON 212-357-2702

SCOTT EPPERSON 212-934-2882

JUSTIN PETERSON 212-902-4283

GOLDMAN SACHS SYNDICATE CONTACTS

SCOTT WALTER 212-357-8910

REYNA PACHECO-RIOS 212-902-1070

MONIQUE HARMON 212-357-9012

GOLDMAN SACHS CAPITAL MARKETS CONTACTS

MARK ROMANCZUK 212-902-0290

NITIN JAGGA 212-855-9035

The issuer has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-226082) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

 Note that documents transmitted by e-mail may be altered or changed during the process of transmission and neither the issuer, Goldman Sachs nor any of their affiliates accept liability or responsibility for any alteration or change. Use of e-mail is at your own risk and it is important for you to protect against viruses.

Information, if any, contained herein or that we may otherwise provide to you regarding investor demand in the offering speaks only as of the time it is provided. Such information may be based on indications of interest that are subsequently amended or withdrawn. Also, the amount of securities, if any, allocated to an investor may be less than the amount for which the investor indicated interest in the offering. Note too that the aggregate amount of securities distributed in initial investor allocations may be less than the total amount of securities underwritten in the offering.

This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information is subject to change, completion or amendment from time to time. It does not purport to be a complete description of these securities or the offering. Please refer to the offering circular for a complete description. Any investment decision with respect to the securities should be made by you based upon the information contained in the offering memorandum relating to the securities. There can be no assurance that actual pricing will be completed at the indicated value(s).

This communication relates to an offering of securities that is exempt from the registration requirements of the Securities Act of 1933. You agree that you will not distribute or provide this information to any other person. Investors are urged to read the offering memorandum relating to these securities because it contains important information regarding the offering that is not included herein. A copy of the offering circular for the offering can be obtained from your Goldman Sachs sales person or Goldman Sachs & Co., 200 West St, New York, NY 10282 Attention: Prospectus Department (1-866-471-2526) or by email to prospectus-ny@gs.com<mailto:prospectus-ny@gs.com>.

This information is not an offer, recommendation, general solicitation or offering confirm of terms. No representation of accuracy or completeness is made or that you will achieve returns indicated. Assumption changes may materially impact returns. Price or availability may change without notice. Past performance is not indicative of future results. GS may have a position in any subject investment.

This information is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted

The foregoing also applies to any information provided in any subsequent discussion with you about the contents of this communication, regardless of the means of such subsequent discussion.

© Copyright 2021 Goldman Sachs. All rights reserved. See http://www.gs.com/disclaimer/email-salesandtrading.html for important risk disclosure, order handling practices, conflicts of interest and other terms and conditions relating to this e-mail and your reliance on information contained in it, as well as http://www.gs.com/disclaimer/ipo/ for prospectuses for recent initial public offerings to which this message may relate. This message may contain confidential or privileged information. If you are not the intended recipient, please advise us immediately and delete this message. See http://www.gs.com/disclaimer/email/ for further information on confidentiality and the risks of non-secure electronic communication. If you cannot access these links, please notify us by reply message and we will send the contents to you.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION).  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.